Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read this discussion together with the condensed consolidated financial statements, related notes and other financial information included elsewhere in this Report on Form 6-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Ticks have undergone 300 million years of natural selection to produce inhibitors that bind tightly to key highly-conserved inflammatory mediators, are generally well tolerated in humans, and remain fully functional when a host is repeatedly exposed to the molecule. Our molecules are derived from these inhibitors.

Our lead product candidate, Coversin™, which is a second-generation complement inhibitor, acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently also inhibits LTB4 activity, both elements that are co-located as part of the immune/inflammatory response. Coversin is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Coversin has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal haemoglobinuria, or PNH, and Guillain Barré Syndrome, or GBS. Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and designation does not mean that marketing approval will be received. We intend to apply in the future for further orphan drug designation in indications we deem appropriate. We have also received fast track designation for the investigation of Coversin for treatment of PNH in patients who have polymorphisms conferring eculizumab resistance.

Our initial clinical targets for Coversin are PNH and atypical Hemolytic Uremic Syndrome, or aHUS. We are also targeting patients with polymorphisms of the C5 molecule which interfere with correct binding of Soliris® (eculizumab), a first-generation C5 inhibitor currently approved for PNH and aHUS treatment, making these patients resistant to treatment with that drug. In addition to disease targets where complement dysregulation is the key driver, we are also targeting a range of inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid and atopic keratoconjunctivitis.

Other compounds in our pipeline include engineered versions of Coversin that potentially decrease the frequency of administration, improve potency, or allow for specific tissue targeting, as well as new proteins targeting LBT4 alone, as well as bioamine inhibitors (for example, anti-histamines). In general, these inhibitors act as ligand binding compounds, which may provide additional benefit versus other modes of inhibition. For example, off target effects are less likely with ligand capture. One example of this benefit is seen with LTB4 inhibition through ligand capture. LTB4 acts to amplify the inflammatory signal by bringing and activating white blood cells to the area of inflammation. Compounds that have targeted the production of leukotrienes will inhibit both the production of pro-inflammatory as well as anti-inflammatory leukotrienes—often diminishing the potential benefit of the drug on the inflammatory system. Coversin has demonstrated that, by capturing LTB4, it is limited to disrupting the white blood cell activation and attraction aspects, without interfering with the anti-inflammatory benefits of other leukotrienes.

Coversin is much smaller than typical antibodies currently used in therapeutic treatment. Coversin can be self-administered by subcutaneous injection, much like an insulin injection, which we believe will provide considerable benefits in terms of patient convenience. We believe that the subcutaneous formulation of Coversin may accelerate recruitment for our clinical trials, and, as an alternative to intravenous infusion, may accelerate patient uptake if Coversin is approved by regulatory authorities for commercial sale. Patient surveys contracted by us suggest that a majority of patients would prefer to self-inject daily than undergo intravenous infusions.

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On April 27, 2017, we issued a press release stating that Edison Investment Research Ltd. (“Edison”) has withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II”, or the “Edison Report”, because it contains material inaccuracies, including without limitation, with respect to our interim analysis of our ongoing Phase 2 PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on April 24, 2017 that discusses the interim analysis of our ongoing Phase 2 PNH trial and other matters. Our Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of our personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about us. While that review was pending, Dr. Gur Roshwalb, our former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, we determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of our Board of Directors, effective immediately. We have commenced an executive search to identify a replacement chief executive officer and in the interim, Dr. Ray Prudo will continue to act as our chief executive officer.

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against us, our former Chief Executive Officer and our Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based primarily on our press releases issued on April 27, 2017 and May 11, 2017 concerning the Edison Report about us and actions taken by us after the report was issued.  The purported class covers the period from March 30, 2017 to May 11, 2017.  The complaint seeks unspecified damages and costs and fees.  On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court.  On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff.  The court has scheduled a hearing on those motions for August 25, 2017.  On August 10, 2017, the court issued a stipulated order:  (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation; (ii) ordering lead plaintiff to file and serve a consolidated amended complaint within 60 days after the appointment of lead plaintiff and lead plaintiff’s counsel; and (iii) ordering defendants to move, answer, otherwise respond to the consolidated amended complaint within 45 days of being served with it.We intend to vigorously defend ourself against this lawsuit.  At this time, we are unable to estimate the ultimate outcome of this legal matter and its impact on us.

Critical Accounting Policies and Use of Estimates

The preparation of the combined and consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We chose to “opt out” of the extended transition period related to the exemption from new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. This election is irrevocable. Additionally, we are continuing to evaluate the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act.

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Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act or until we are no longer an “emerging growth company,” whichever is earlier.

Share-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our Consolidated Statements of Comprehensive Loss. We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which we expect the awards to vest.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which we calculate based on the historical volatility of peer companies. We use a risk-free interest rate, based on U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given our limited history with share option grants and exercises, we use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for our grants.

We classify our stock-based payments as either liability-classified awards or as equity-classified awards. We remeasure liability-classified awards to fair value at each balance sheet date until the award is settled. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. We have classified our share-based payments which are settled in our Ordinary Shares as equity-classified awards and our share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. We charge (or credit) the change in the liability amount from one balance sheet date to another to changes in fair value of options and warrants liabilities.

Warrants and RPC Options

In connection with the issuance of certain warrants, we applied ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20, we first allocated the proceeds received to the warrant, freestanding liability instrument that is measured at fair value at each reporting date, with changes in the fair values being recognized in our Consolidated Statement of Comprehensive Loss as changes in fair value of option/warrant liabilities. The fair value of the warrants granted was valued by using the Binomial method of valuation. The anti-dilution rights of the warrants were calculated by using the Binomial method of valuation put option using the same parameters as the warrants call option. The computation of expected volatility is based on realized historical share price volatility of our Ordinary Shares. The expected term is based on the contractual term. The risk free interest rate assumption is the implied yield currently available on U.S. Treasury yield zero-coupon issues with a remaining term equal to the expected life of the options. The dividend yield assumption is based on our historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future. At June 30, 2017, the fair value of the warrants was $0. The change in fair value of the warrants for the six months ended June 30, 2017, was a decrease of $34,838 and was recognized as a change in fair value of option and warrant liabilities in the Condensed Consolidated Statement of Comprehensive Loss. The warrants expired on April 4, 2017.

In connection with a short-term working capital loan from shareholders of approximately $3 million, the shareholders were granted options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized. During the year ended December 31, 2015, we recorded a non-cash liability to options for $26 million, allocated $3 million as a loan discount, $23 million as a non-cash financing expense and recorded interest expense in the amount of $3 million in the statement of comprehensive loss as a credit to the loan discount. At December 31, 2016, the fair value of the options was $7,627,790. At June 30, 2017, the fair value of the options was $4,995,020. The change in fair value of the options in the six months ended June 30, 2017, was a decrease of $2,632,770 and was recognized as a charge in changes in fair value of option and warrant liabilities in the Condensed Consolidated Statement of Comprehensive Loss.

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At June 30, 2017, the fair value of the options and warrants was $4,995,020.

Functional Currency

The functional currency of Akari is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange gains/(losses).

Results of Operations

For the Three Months Ended June 30, 2017 and June 30, 2016

Research and development expenses

Research and development expenses for the three months ended June 30, 2017 were approximately $3,782,000 compared to approximately $5,443,000 for the three months ended June 30, 2016. This $1,761,000 decrease was due to lower expenses of approximately $2,273,000 for manufacturing and $173,000 for pre-clinical activities offset by higher expenses of $381,000 for clinical trial related activities, $173,000 for personnel, $83,000 for travel, $82,000 for legal and $36,000 for stock-based non-cash compensation expense.

We expect our research and development expenses to increase in the future as we conduct additional clinical trials to support the clinical development of Coversin, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2017 were approximately $3,567,000 compared to approximately $2,077,000 for the three months ended June 30, 2016. This $1,490,000 increase was primarily due to higher legal expenses incurred in this quarter related to the review of the ad hoc special committee and associated matters.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees and increased rental expense.

Other income (expenses)

Other income for the three months ended June 30, 2017 was approximately $7,029,000 compared to approximately $1,069,000 for the three months ended June 30, 2016. This was primarily attributed to the change in the fair value of the stock option and warrant liabilities.

For the Six Months Ended June 30, 2017 and June 30, 2016

Research and development expenses

Research and development expenses for the six months ended June 30, 2017 were approximately $9,785,000 compared to approximately $6,943,000 for the six months ended June 30, 2016. This $2,842,000 increase was due to higher expenses of approximately $1,140,000 for clinical trial activities, $973,000 for manufacturing, $461,000 for personnel expenses, $126,000 for travel, $67,000 for stock-based non-cash compensation expense and $65,000 for legal offset by lower expenses of $29,000 for pre-clinical activities.

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We expect our research and development expenses to increase in the future as we conduct additional clinical trials to support the clinical development of Coversin, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2017 were approximately $5,847,000 compared to approximately $4,429,000 for the six months ended June 30, 2016. This $1,418,000 increase was primarily due to higher expenses of approximately $1,513,000 for legal fees related to the review of the ad hoc special committee and associated matters and $58,000 for stock-based non-cash compensation expense offset by lower expenses of $91,000 for insurance and $76,000 for other professional fees.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees and increased rental expense.

Other income (expenses)

Other income for the six months ended June 30, 2017 was approximately $2,728,000 compared to approximately $1,935,000 for the six months ended June 30, 2016. This was primarily attributed to the change in the fair value of the stock option and warrant liabilities offset by approximately $13,000 of foreign exchange loss in the six months of 2017 compared to approximately $242,000 of foreign exchange gains in the same period in 2016.

Liquidity and Capital Resources

At June 30, 2017, we had $30,118,882 in cash and cash equivalents. In addition, as of June 30, 2017, we had accumulated losses in the total amount of $87,842,137. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing.

We have not yet generated any revenues and we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We believe our current cash and cash equivalents are sufficient to fund future operations for at least the next twelve months.  This forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses over the next twelve months could vary materially and adversely as a result of a number of factors, including the risks and uncertainties set forth in Item 3D under the heading “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2016.

We are constantly addressing our liquidity and intend to seek additional fund raisings when necessary to implement our operating plan. Failure to do so may delay research and development activities. We cannot be certain that such funding will be available on acceptable terms or available at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. There can be no assurance that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. We will require additional capital in order to complete the clinical development of and to commercialize our product candidates and our pre-clinical product candidates.

Net cash used in operating activities was approximately $13,867,000 during the six months ended June 30, 2017 compared to approximately $13,132,000 during the six months ended June 30, 2016. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Coversin, including manufacturing, clinical trial and preclinical activities.

Net cash provided by investing activities was approximately $9,985,000 during the six months ended June 30, 2017 primarily related to redemption of short-term investments compared to approximately $46,168,000 of net cash used in investing activities during the six months ended June 30, 2016 primarily related to purchases of short-term investments. We also used cash to purchase office equipment.

In the six months ended June 30, 2017 and 2016, we had no financing activity.

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Research and Development Expenditures

Our research and development expenditures were approximately $3,782,000 and $5,443,000 and $9,785,000 and $6,943,000 for the three and six months ended June 30, 2017 and 2016, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the three and six months ended June 30, 2017 and 2016:

	Three Months ended June 30,		Six Months ended June 30,
	(in $000’s)		(in $000’s)
	2017	2016	2017	2016
Direct Expenses:
Coversin	$2,024	$4,464	$6,062	$5,139
Clinical trials	494	207	1,357	292
Other	352	338	748	708
Total direct expenses	2,870	5,009	8,167	6,139
Indirect Expenses:
Staffing	462	247	908	415
Other indirect	450	187	710	389
Total indirect expenses	912	434	1,618	804
Total Research and Development	$3,782	$5,443	$9,785	$6,943

Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

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